December 10, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Katherine Hsu and Ms. Michelle Stasny

Re:                EFCAR, LLC
Amendment No. 1 to Registration Statement on Form SF-3
Filed November 15, 2019
File No. 333-233850

Dear Ms. Hsu and Ms. Stasny:

On November 15, 2019, our client, EFCAR, LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the  Registration Statement on Form SF-3, including a form of prospectus for use in offering a series of asset-backed notes (the “Prospectus”) and certain exhibits.  On December 2, 2019, we received a letter containing your comment (the “Comment”) to the Prospectus.  As of the date hereof and in response to the Comment, the Company is filing with the Commission its Pre-Effective Amendment No. 2 to the Registration Statement, including an amended form of prospectus (the “Amended Prospectus”).   Submitted below, on behalf of the Company, is the Company’s response (the “Response”) to the Comment.
For your convenience, the text of the Comment is presented in bold italics before the Response.  The reference to a page number of the prospectus in the Comment and heading remains to the Prospectus, while the reference to page number of the prospectus in the Response is to the Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Amended Prospectus.

FORM OF PROSPECTUS

Exeter’s Automobile Financing Program
Credit Underwriting, page 65

1.
Comment:  We note the revised disclosure you provided in response to prior comment 2 – in particular, you state that the “proprietary scoring model was developed internally based on a pooled sample of recently originated auto loans obtained from the credit bureaus.” We also note that you have indicated that the model is based on “key factors that predict an applicant’s probability of paying the amount due under the contract,” but no explanation of those factors has been provided. We do not believe this

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2019

adequately describes the credit scoring model, which, as we previously noted, you are using to provide investors with quantitative tabular information. The disclosure about the model should enable investors to assess the tabular information you have provided about the credit quality for the contracts in the pool. Please revise. Please also see the correspondence you filed on December 2, 2016 for file number 333-213381 in response to a comment issued by staff on November 16, 2016

Response:  We have revised the disclosure in the prospectus to provide a more thorough description of the credit scoring model, including the key factors upon which the model is based.  Please see page 65 of the Amended Prospectus.

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Securities and Exchange Commission
Division of Corporation Finance
December 10, 2019

Should you have any further questions or comments please contact me at 212‑309‑6200.

Regards,
/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Walter Evans, Esq.